Exhibit 4.24

DATED           01 June 2023

1) SatixFy UK Limited

and

2) Nir Barkan

_______________________________________

EMPLOYMENT CONTRACT
_______________________________________

This Agreement is made on the 23 May  2023

B E T W E E N:

1)	SatixFy UK Limited of Spectrum Point, 279 Farnborough Road, Farnborough, Hampshire, GU14 7LS, United Kingdom (“the Company")

2)	Nir Barkan, of Chelsea Court, 17 Melville Place, London, N1 8 NE (“you")

IT IS AGREED AS FOLLOWS:

The definitions and rules of interpretation of this Agreement are as stated in clause 23.

1.	THE APPOINTMENT

1.1
Your employment with the Company as Acting Chief Executive Officer commenced on 1st June 2023 and you shall continue to serve the Company until the Appointment is terminated pursuant to and in accordance with Clause 1.3 or Clause 14 below.

1.2
For statutory purposes, your period of continuous employment began on the Commencement Date. Subject to Clause 1.3, you or the Company can terminate the employment by giving the other not less than 60 days(2 months)’ written notice.

1.3
Your first three months of employment will be treated as a probationary period. Your employment may be terminated by you or the Company on one months notice in writing at any time during or at the end of this period. The Company reserves the right to extend the probationary period, and in such circumstances, your notice period will remain at one week.

2.	RESPONSIBILITIES AND DUTIES

2.1	During the Appointment you shall:

2.1.1	unless prevented by illness or injury, devote the whole of your time, attention and abilities to the business of the Company and any Associated Company;

2.1.2
diligently exercise such powers and perform such duties as may from time to time be assigned to you by the Company together with such person or persons as the Company may appoint to act jointly with you;

2.1.3	comply with all reasonable and lawful directions given to you by the Company;

2.1.4	promptly make such reports to your line manager in connection with the affairs of the Company or any Associated Company on such matters and at such times as are reasonably required;

2.1.5
report your own wrongdoing and any wrongdoing or proposed wrongdoing of any other employee or director of the Company or any Associated Company to your line manager immediately on becoming aware of it;

2.1.6	not do, or permit to be done anything to prejudice the interests of, or cause loss or injury to the Company;

2.1.7	use your best endeavours to promote, protect, develop and extend the business of the Company or any Associated Company; and

2.1.8
consent to the Company monitoring and recording any use that you make of the Company's electronic communications systems for the purpose of ensuring that the Company's rules are being complied with and for legitimate business purposes.

2.2	You shall comply with the Company's policies and procedures as communicated from time to time.

2.3
You shall not during your employment by the Company be directly or indirectly engaged or concerned or interested in any other trade or business or the setting up of any business which is similar to or in competition with the business carried on by the Company or any Associated Company or any part of such business without the written consent of the Company.  This shall not prevent you from holding an investment by way of shares or other securities of not more than 5% of the total issued share capital of any company, whether or not it is listed or dealt in on a recognised stock exchange.

2.4
It is expected that you shall devote your whole time and attention to the Company, or any Associated Company, during working hours and will not do anything outside of working hours that may prejudice or inhibit your ability or capability to perform your role with the Company.  Therefore, if you intend to take on employment or other work outside of your normal working hours with the Company, you must first obtain the written permission of the Company.  Such written permission to not be unreasonably withheld.

2.5
You shall comply with all rules, policies and procedures of the Company as set out in the Employee Handbook or otherwise published to employees.  The Employee Handbook and company policies do not form part of this Agreement and the Company may amend the same from time to time.

3.	Warranties

3.1
You represent and warrant to the Company that, by entering into this agreement or performing any of your obligations under it, you will not be in breach of any court order or any express or implied terms of any contract or other obligation binding on you and undertake to indemnify the Company against any claims, costs, damages, liabilities or expenses which the Company may incur as a result if you are in breach of any such obligations.

3.2
You represent and warrant to the Company that prior to commencing your employment you have disclosed to the Company and throughout the course of your employment you will disclose to the Company any criminal convictions, county court judgements or any other civil or criminal matters or any circumstances that may, in the reasonable opinion of the Company, prevent, hinder, affect or undermine your ability to undertake any duties that you has been assigned by the employer.

3.3	You represent and warrant to the Company that there are no matters of which you are aware that would affect the Company’s willingness to enter into the terms of this Agreement.

3.4	You represent and warrant to the Company that the details of your skills, qualifications and experience as presented to the Company as part of the process to recruit you for this role are accurate.

3.5
You represent and warrant that you are entitled to work in the United Kingdom without any additional approvals and will notify the Company immediately if you cease to be so entitled during the Appointment.

4.	HOURS OF WORK

4.1	The normal business hours of the Company are five days a week, Monday to Friday from 9:00 a.m. to 5.30 p.m. with half an hour’s break for lunch.

4.2
You agree that until further notice the limit on working hours specified under Regulation 4(1) of the Working Time Regulations shall not apply to you. You acknowledge that your monthly salary as defined hereinafter covers the overall working hours that are required to fulfil your duties in your position including additional working hours and working in irregular hours.

4.3	You agree to record the number of your working hours in a manner and using the system that is designated by the Company for this purpose and in accordance with the Company policies and guidelines.

5.	PLACE OF WORK

5.1	Your place of work will be WFH or such other places as the Company may continue to operate from time to time.

5.2
The Company may require you to work from any of its premises from time to time or at the premises of a customer depending upon the needs of the business, or at such places as the Company may from time to time require.

5.3	You agree to travel on the Company's or any Group Company's business (both within the United Kingdom or abroad) as may be required for the proper performance of your duties under the Appointment.

5.4	During the Appointment you shall not be required to work outside the United Kingdom for any continuous period of more than one month.

6.	REMUNERATION

6.1
Subject to and in consideration of fulfilling your duties the Company shall pay you during the continuation of the Appointment a basic salary of 244,134GBP per annum less Income Tax and National Insurance Contributions. Your basic salary shall be deemed to accrue from day to day and (unless otherwise agreed in writing) will be payable by equal monthly instalments on the 1st of each month in arrears.

6.2	Your salary will be reviewed once a year (without any commitment to increase).

6.3	The Company shall be entitled to deduct from any salary due to you at any time under the terms of this Agreement any monies of whichever nature which are owed by you to the Company.

7.	PRIVATE MEDICAL, LIFE ASSURANCE IN SERVICE, CRITICAL ILLNESS AND LONG-TERM DISABILITY INSURANCE

7.1.1
You are entitled to membership of such private medical insurance scheme, long-term disability insurance scheme, critical illness scheme and death in service benefit (“the Schemes”) as the Company may from time to time decide to maintain for the benefit of its employees, subject to the rules of such schemes as imposed by the provider from time to time. Any benefits payable under any such scheme will be subject to the rules of the scheme and the terms of any applicable insurance policy, and are conditional on you complying with and satisfying any requirements of the insurers.

7.1.2	The Company shall not have any liability to pay any benefit to you under any scheme unless it receives payment of the benefit from the insurer under the scheme.

7.1.3	Participation in the Schemes is subject to:

7.1.3.1	the terms of the Schemes, as amended from time to time;

7.1.3.2	the rules of the relevant insurance provider, as amended from time to time; and

7.1.3.3	you satisfying the normal underwriting requirements of the relevant provider and the premium being at a rate which the Company considers reasonable.

7.1.4
If a provider refuses for any reason to provide any of the Schemes to you the Company shall not be liable to provide you any replacement benefit of the same or similar kind or to pay any compensation in lieu of such benefit.

7.1.5	The Company in its sole and absolute discretion reserves the right to vary or amend any of the Schemes (including the level of cover provided by the Schemes) at any time on reasonable notice to you.

8.	PENSION

8.1
The Company provides access to a Group Personal Pension Plan (GPPP) in accordance with the rules of such scheme or such other pension provider as may be nominated by the Company from time to time for your benefit.  The Company reserves the right to discontinue or replace such scheme with such other scheme it considers fit.

8.2	You will become an active member of the Company’s GPPP, subject to eligibility rules set by the Department of Work and Pensions, within the third calendar month of joining the Company.

8.3
The Company will make contributions on your behalf subject to your making a minimum contribution of 3% of your basic salary as notified to you upon the joining of the Pension Plan. Any contributions shall be payable in equal monthly instalments. Your contributions shall be made by way of deduction through your basic monthly salary.

9.	HOLIDAYS AND HOLIDAY PAY

9.1
The Company’s holiday year runs from 1 January to 31 December and your paid holiday will be based on an annual entitlement of 24 days, plus recognised public and bank holidays. The holidays during the first year will be accrued on a pro-rata basis.

9.2	You will be entitled to carry over up to 8 days annual leave to the following holiday year.

9.3
Three days of the annual entitlement must be taken during the Christmas holiday period as part of planned holiday shut-down. The Company will announce the dates of these three nominated Christmas holidays as early as possible in each year.

9.4
You must give the Company not less than two weeks’ notice, save in exceptional circumstances, for any requests for annual leave.  You are not entitled to take more than 10 days as consecutive holiday unless agreed by the Company.

9.5
The entitlement to holiday pay (and on the termination of your employment to holiday pay in lieu of holiday) accrues pro rata from the commencement of your employment until the end of the current holiday year and thereafter in each subsequent holiday year.

9.6
Upon the termination of your employment, your entitlement to accrued holiday pay shall be calculated on a pro rata basis in respect of each completed month of service in the holiday year in which your employment terminates and the appropriate amount shall be paid to you provided that if you shall have taken more days holiday than your accrued entitlement the Company is hereby authorised to make an appropriate deduction in respect thereof from your final salary payment.

10.	SICK PAY AND ABSENCE

10.1
If you are unable to attend work for any reason and your absence has not previously been authorised by the Company you must inform your line manager and the reasons for it by 9.00 a.m. on each working day of absence and keep the Company informed as to the expected duration of your absence.

10.2	For any period of sickness of one day or more you must complete a self-certification form on returning to work.

10.3
If you are absent from work due to sickness or injury which continues for more than seven days (including weekends) you must provide the Company with a medical certificate by the eighth day of sickness or injury.  Thereafter medical certificates must be provided to the Company to cover any continued absence and the Company reserves the right to require you to be examined at any time by an independent doctor at its expense.  You will agree to the release of your medical records to any independent doctor appointed by the Company for the purposes of undertaking a medical report.  You also agree to authorise such doctor to report his findings and recommendations to the Company and in addition you agree to authorise your own doctor to supply details of your medical condition to the doctor appointed by the Company.

10.4
If you are incapable of working by reason of injuries sustained wholly or partly as a result of the actionable negligence, nuisance or breach of any statutory duty on the part of any third party, all payments made to you by the Company under this clause shall to the extent that compensation is recoverable from that third party constitute loans by the Company to you which should be repaid when and to the extent that you recover compensation for loss of earnings from that third party by action or otherwise.

10.5
During absence through illness (including mental disorder), injury or other incapacity, you may be eligible to receive pay whilst off sick at the Company’s discretion in accordance with company policy at such time. For the avoidance of doubt, any sickness payments will include statutory sickness payments and are subject to you having completed at least 12 months’ continuous employment with the Company, prior to the period of absence.

10.6
If you fail to notify the Company of your absence or attend an independent medical examination in accordance with the procedures set out above and or unable to give a satisfactory explanation for your absence, the Company reserves the right to withhold any sickness payments due to you.

10.7
If you are incapable of working due to sickness and are being paid either company or statutory sick pay, you are not allowed to perform any paid duties in alternative employment or voluntary work. Any employee found in breach of this rule will be considered to have performed an act of gross misconduct which may result in dismissal.

11.	EXPENSES

11.1
The Company will reimburse all expenses necessarily incurred by you in the proper performance of your duties, provided that the Company has agreed to you incurring the expenses.  You must also provide the Company with evidence of actual payment of the expenses as the Company may reasonably require.

12.	CONFIDENTIALITY

12.1
You shall not during your employment by the Company or after the termination of your employment without the prior written consent of the Company use for your own purposes, or divulge to any third party, or otherwise make use of any Confidential Information of which you shall become possessed, relating in any way to the business of the Company or its techniques, systems or know-how.

12.2	You shall, during your employment by the Company, use your best endeavours to prevent the publication or disclosure of Confidential Information.

12.3
Except to the extent necessary in the proper course of your employment or as required by law, you shall not at any time during or after your employment by the Company reproduce in any form or on any media or device or permit anyone to reproduce any Confidential Information.

12.4	You shall not except to the extent necessary in the proper course of your employment or as required by law:

12.4.1	remove any computer disks, tapes or Materials containing any Confidential Information from the Company's premises; or

12.4.2	send by electronic means any Confidential Information.

12.5
Confidential Information which is made or received by you during your employment by the Company and all disks, tapes and Materials and any copies containing any Confidential Information shall be the property of the Company.

12.6	You shall abide by all directions of the Company from time to time and the Company's standard operating practices concerning the use, disclosure and supply of Confidential Information.

12.7	You shall not without the prior authority of the Company make any announcement, publicity or statement about the Company.

12.8	On or before termination of your employment by the Company (howsoever occasioned) or upon the Company’s written request at any stage during the course of your employment you shall:

12.8.1
deliver up to the Company all documents, Materials, disks, tapes, tangible items and any copies containing, reflecting, incorporating or based on the Company’s or any Associated Company’s Confidential Information or Intellectual Property;

12.8.2
deliver up to the Company, any and  all other documents or property belonging to the Company or any Associated Company (including but not limited to mobile telephones or other communication devices, computers, laptop computers or other computing devices, company cars or vehicles, access cards, security passes and keys) in your possession or under your control;

12.8.3
upon the Company’s specific written request, irretrievably delete or destroy all or any of the Company’s Confidential Information or Intellectual Property that is in your possession or control and held on any personal or home computer or other storage device ;

12.8.4	If requested to do so by the Company, certify in writing that you have complied with the requirements of this clause 12.8.

12.9
The rights and obligations under this clause shall continue in force after termination of this Agreement and shall be binding upon your representatives, but shall cease to apply to any information ordered to be disclosed by a Court of Competent jurisdiction or otherwise as required to be disclosed by law.

13.	INTELLECTUAL PROPERTY

The acknowledgments and requirements contained within the Schedule 1 form part of your contract of employment with the Company.  The defined terms referred to in Schedule 1 have the same meaning as defined in this Agreement .

14.	TERMINATION

14.1
The Company reserves the right to pay salary only in lieu of notice given by it or you pursuant to Clause 1.  Any pay in lieu of notice shall consist of a sum equivalent to your basic salary at the applicable rate at the date notice is given for the notice period required by Clause 1 or any unexpired period of notice and shall be subject to deduction as the Company is required to make.

14.2	Notwithstanding Clause 1 the Company may terminate the Appointment forthwith without notice if:

14.2.1	you commit any repeated or continued breaches of your obligations to the Company;

14.2.2	you are convicted of any criminal offence other than an offence under the Road Traffic Acts for which imprisonment is not a sanction;

14.2.3	you are found by the Company to have committed an act of gross negligence or gross misconduct;

14.2.4	you act in any manner which in the opinion of the Company brings or is likely to bring yourself or the Company into disrepute;

14.2.5	you commit any other offence of a similar nature and gravity to the examples above, or lose your driving licence if driving forms part of your duties.

These examples are neither exclusive nor exhaustive.

14.3
The rights of the Company under Clause 14.2 are without prejudice to any other rights it might have at law to terminate the Appointment or to accept any breach of the Agreement on the part of you having brought the Agreement to an end.

14.4
After notice of termination has been given (either by you or the Company) the Company has the right, at its discretion to require you to postpone any booked holidays and or cancel your holiday in order to work through your full notice period

14.5
It shall be a condition of participation in any bonus or incentive scheme, including any share option scheme or restricted share plan from time to time operated by any Group Company in which you participate, or shall be entitled to participate, that in the event of the termination of your employment with the Company due to any fault of yours or your voluntary resignation, you shall not by virtue of such termination become entitled to any damages or any additional damages in respect of any rights or expectations of any nature you may have as a holder of share options or shares under any such schemes.

15.	GARDEN LEAVE

15.1
Following service of notice to terminate the employment by either party, or if you purport to terminate your employment in breach of contract, or, if the Company so decides, in order to investigate allegations that you are guilty of gross misconduct, the Company may by written notice require you not to perform any services (or to perform only specified services) for the Company until the termination of your employment or a specified date.

15.2	During any period of garden leave the Company shall be under no obligation to provide any work to, or vest any powers in you and you shall have no right to perform any services for the Company.

15.3	During any period of garden leave you shall:

15.3.1	continue to receive your salary and all contractual benefits in the usual way and subject to the terms of any benefit arrangement;

15.3.2	remain an employee of the Company and bound by the terms of this agreement;

15.3.3
not, without the prior written consent of the Company attend your place of work or any other premises of the Company or the premises of clients for whom you provided services in the 12-month period immediately preceding the period of garden leave;

15.3.4	at the request of the Company, use any and all accrued but untaken annual leave that would apply or be available to you prior to the termination of your employment;

15.3.5
not without the prior written consent of the Company contact or deal with (or attempt to contact or deal with) any officer, employee, consultant, client, customer, supplier, agent, distributor, shareholder, adviser or other business contact of the Company; and (except during any periods taken as holiday in the usual way) ensure that the Company knows where you will be and how you can be contacted during each working day.

16.	PROTECTIVE COVENANTS

16.1
The covenants and post-termination restrictions contained in Schedule 2 form part of your contract of employment with the Company. These covenants and post-termination restrictions are of a continuing nature and shall remain in full force and effect notwithstanding the termination of employment.  You agree and accept that you shall adhere with the contents of Schedule 2 and, if you fail to comply with the contents of Schedule 2, the covenants and post-termination restrictions may be enforced against you.

17.	HEALTH AND SAFETY

17.1
The Company is under a duty to ensure, so far as possible, the health and safety and welfare at work of all employees and customers.  You are expected to take reasonable care for the health and safety of yourself and all other people who may be affected by your acts or omissions at work and to co-operate with the Company, so far as is necessary, to perform any duty or comply with any requirement imposed by any relevant law.

17.2	It is your duty to co-operate fully with the health and safety policy by all means including:

17.2.1	performing your duties safely and efficiently;

17.2.2	not doing anything which does, or might, injure any other person, or expose any other person to risk.

18.	DISCIPLINARY AND GRIEVANCE PROCEDURES

18.1	You are subject to the Company's disciplinary and grievance procedures. These procedures do not form part of your contract of employment.

18.2
If you want to raise a grievance, you may apply in writing to your line manager (or if your grievance relates to your line manager, a more senior manager within the Company) in accordance with the Company's grievance procedure.

18.3
The Company may suspend you from any or all of your duties for no longer than is necessary to investigate any disciplinary matter involving you or so long as is otherwise reasonable while any disciplinary procedure against you is outstanding.

18.4	During any period of suspension:

18.4.1	you shall continue to receive your basic salary and all contractual benefits in the usual way and subject to the terms of any benefit arrangement;

18.4.2	you shall remain an employee of the Company and bound by the terms of this agreement;

18.4.3	you shall ensure that your line manager knows where you will be and how you can be contacted during each working day (except during any periods taken as holiday in the usual way);

18.4.4	the Company may exclude you from your place of work or any other premises of the Company or any Associated Company; and

18.4.5
the Company may require you not to contact or deal with (or attempt to contact or deal with) any officer, employee, consultant, client, customer, supplier, agent, distributor, shareholder, adviser or other business contact of the Company or any Associated Company.

19.	AMALGAMATION

If before the expiration or termination of this Agreement the employment hereunder shall be terminated by reason of the winding-up of the Company for the purpose of amalgamation or reconstruction or as part of any arrangement for amalgamation not involving winding up and if you shall be offered employment in a similar capacity with the amalgamated or reconstructed Company any person or firm which acquires the whole or substantially the whole of the undertaking of the Company on terms no less favourable than the terms of this Agreement you shall (without prejudice to any pre-existing claim) have no claims against the Company in respect of the termination of this Agreement for that reason.

20.	COLLECTIVE AGREEMENT

There are no Collective Agreements which directly affect the terms and conditions of your employment.

21.	DATA PROTECTION

21.1	You and the Company acknowledge that they have obligations under the Data Protection Legislation.

21.2
The Company has published separate information to you in relation to its compliance with the Data Protection Legislation. To the extent applicable, you will comply with any obligations that you have or may have under the Data Protection Legislation. This clause is in addition to and does not relieve, remove, replace or fetter, any obligations owed by either you or the Company under the Data Protection Legislation.

21.3
For the purposes of this clause, “Data Protection Legislation” means (i) unless and until the GDPR is no longer directly applicable in the UK, the General Data Protection Regulation ((EU) 2016/679) and any national implementing laws, regulations and secondary legislation, as amended or updated from time to time, in the UK (including the Data Protection Act 2018) and then (ii) any successor legislation to the GDPR or the Data Protection Act 2018.

21.4
You acknowledge that you have received from the Company a copy of its Internal Privacy Policy and Data Protection Policy. You confirm that you have read and understood the Internal Privacy Notice and Data Protection Policy and will agree to adhere to the Company’s data protection rules, policies and procedures as amended from time to time.

22.	CHANGES TO TERMS OF EMPLOYMENT

The Company reserves the right to make reasonable changes to any of the terms and conditions of employment, and in that event you will be given not less than one month's written notice of any significant changes by individual notice. Such changes will be deemed to be accepted unless you notify the Company of any objection in writing before the expiry of the notice period.

23.	INTERPRETATION

23.1	The following expressions have the following meanings: -

"Appointment"	the employment of you by the Company under this Agreement

“Associated Company”
the Company’s parent undertakings, subsidiary undertakings and the subsidiary undertakings of each of the Company’s parent undertakings from time to time – such expressions having the meanings ascribed to them in section 1162 of the Companies Act 2006

“Commencement Date"	1st May 2023

"Confidential Information"
any confidential information of the Company which may be known to or come to the knowledge of you by reason of your employment whether before, during or after the signing of this Agreement, including without limitation:

i)	the business dealings or affairs or prospective business dealings or affairs of the Company or any Associated Company or any person with whom the Company or any Associated Company has business dealings;

ii)	the Materials and Intellectual Property in the Materials that are owned, licensed or used by the Company or any Associated Company;

iii)	the developments, plans, blueprints, structure, layout, designs, make up, and drawings of the Company’s or any Associated Company’s products or devices or potential products or devices;

iv)	the processes, methods, testing, implementation and production of the Company’s or any Associated Company’s products or devices;

v)	the trade secrets, ideas, knowledge and knowhow in relation to the Company’s or any Associated Company or its or their processes, methods, testing, implementation, production, products, devices or potential products or devices,

vi)	all research activities, inventions, creative briefs, computer programmes, secret processes, designs and formulae undertaken, commissioned or produced by, or on behalf of, the Company or any Associated Company;

vii)	the finances of the Company or any Associated Company, customer lists, trading details, price lists, details of customers and prospective customers, the terms of trading with suppliers, agents, distributors, contractors, licensors or licensees of the Company or any Associated Company;

viii)	details of marketing development, pre-selling or other exploitation of any Intellectual Property of the Company or any Associated Company which has taken place, any proposed options or agreements to purchase, licence or otherwise exploit any Intellectual Property of the Company or any Associated Company, any Intellectual Property which is under consideration for development by the Company or any Associated Company and details of any advertising, marketing or promotional campaign which the Company or any Associated Company is to conduct and information relating to expansion plans, business strategy, marketing plans and sales forecasts of the Company or any Associated Company;

ix)	any information obtained by you in the course of your employment which is confidential; or

x)	any information designated by the Company as confidential.

“Employment Inventions”
means any Invention which is made wholly or partially by you at any time during the course of your employment with the Company (whether or not during working hours or using Company premises or resources, and whether or not recorded in material form).

“Employment IPRs”	means Intellectual Property Rights created by you in the course of your employment with the Company (whether or not during working hours or using Company premises or resources).

“Intellectual Property Rights”
means patents, rights to Inventions, copyright and related rights, trademarks, trade names and domain names, rights in get-up, goodwill and the right to sue for passing off, unfair competition rights, rights in designs, rights in computer software, database rights, topography rights, rights to use and preserve the confidentiality of information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

“Invention”	any invention, idea, discovery, development, improvement or innovation, whether or not patentable or capable of registration, and whether or not recorded in any medium.

"Intellectual Property"
all intellectual and industrial property rights anywhere in the world, including without limitation any patents, topography rights, utility model rights, copyright, database rights, design rights, registered designs, trade mark rights, service mark rights, domain name rights, rights under licences and any other rights of a similar nature whether or not any of the same are capable of protection by registration, and applications for registration of any of the foregoing and the right to apply for any of them.

"Materials"
any and all works of authorship, products, materials, processes, systems, methodologies, algorithms, ideas, concepts, discoveries, inventions, designs, sketches, drawings, plans, specifications, lists, research, software (source code and object code), manuals, know-how, documents, notes, records, databases, photographs, images, logos, graphics, names, domain names and marks (on whatever media).

"Termination Date"	the date on which this Agreement terminates irrespective of cause or manner.

23.2	Words importing the singular include the plural and vice versa and words importing gender include both genders.

23.3
References to any provisions or any statute shall be deemed to include a reference to all and every statutory amendment, modification, re-enactment and extension in force on or after the date of this Agreement.

23.4	Save where otherwise appears, reference to a clause or schedule shall be deemed to be a reference to a clause or schedule of or to this Agreement.

23.5	Headings to clauses are for the convenience of reference only and shall not affect the meaning or construction of anything contained in this Agreement.

This agreement has been entered into on the date stated at the beginning of it.

Signed by Director for and on behalf of SatixFy UK LIMITED:	) ) )	/s/ Menachem Burko Menachem Burko Director

SIGNED by Nir Barkan	) ) )	/s/ Nir Barkan

Schedule 1
Intellectual Property

This Deed is made on the 23 May 2023  B E T W E E N:

1)	SatixFy UK Limited of Spectrum Point, 279 Farnborough Road, Farnborough, Hampshire, GU14 7LS, United Kingdom (“the Company")

2)	Nir Barkan, of Chelsea Court, 17 Melville Place, London, N1 8 NE (“you")

IT IS AGREED AS FOLLOWS:

1.
You acknowledge and agree that the terms defined within this Deed shall have the same meaning as defined within your contract of employment with the Company to which this Deed is attached as Schedule 1.

2.
You acknowledge that all Employment IPRs, Employment Inventions and all materials embodying them shall automatically belong to the Company to the fullest extent permitted by law. To the extent that they do not vest in the Company automatically, you hold them on trust for the Company.

3.
You acknowledge that, because of the nature of your duties and the particular responsibilities arising from the nature of your duties, you have, and shall have at all times while you are employed by the Company, a special obligation to further the interests of the Company.

4.
To the extent that legal title in and to any Employment IPRs or Employment Inventions does not vest in the Company by virtue of clause 3, you agree, immediately on creation of such rights and Inventions, to offer to the Company in writing a right of first refusal to acquire them on arm's length terms to be agreed between the parties. If the parties cannot agree on such terms within 30 days of the Company receiving the offer, the Company shall refer the dispute for determination to an expert who shall be appointed by the President of the Chartered Institute of Arbitrators. The expert's decisions shall be final and binding on the parties in the absence of manifest error, and the costs of arbitration shall be borne equally by the parties. The parties will be entitled to make submissions to the expert and will provide (or procure that others provide) the expert with such assistance and documents as the expert reasonably requires for the purpose of reaching a decision. You agree that the provisions of this clause shall apply to all Employment IPRs and Employment Inventions offered to the Company under this clause 3 until such time as the Company has agreed in writing that you may offer them for sale to a third party.

5.	You agree:

a.	to give the Company full written details of all Employment Inventions promptly on their creation;

b.
at the Company's request and in any event on the termination of his employment to give to the Company all originals and copies of correspondence, documents, papers and records on all media which record or relate to any of the Employment IPRs;

c.	not to attempt to register any Employment IPR nor patent any Employment Invention unless requested to do so by the Company; and

d.	to keep confidential each Employment Invention unless the Company has consented in writing to its disclosure.

6.
You waive all present and future moral rights which arise under the Copyright Designs and Patents Act 1988, and all similar rights in other jurisdictions relating to any copyright which forms part of the Employment IPRs, and agree not to support, maintain or permit any claim for infringement of moral rights in such copyright works.

7.
You acknowledge that, except as provided by law, no further remuneration or compensation other than that provided for in this agreement is or may become due to you in respect of your compliance with this clause. This clause is without prejudice to your rights under the Patents Act 1977.

8.
You undertake to use your best endeavours to execute all documents and do all acts both during and after your employment by the Company as may, in the opinion of the Company, be necessary or desirable to vest the Employment IPRs in the Company, to register them in the name of the Company and to protect and maintain the Employment IPRs and the Employment Inventions. Such documents may, at the Company's request, include waivers of all and any statutory moral rights relating to any copyright works which form part of the Employment IPRs. The Company agrees to reimburse your reasonable expenses of complying with this clause 7.

9.
You agree to give all necessary assistance to the Company to enable it to enforce its Intellectual Property Rights against third parties, to defend claims for infringement of third party Intellectual Property Rights and to apply for registration of Intellectual Property Rights, where appropriate throughout the world, and for the full term of those rights.

10.
You hereby irrevocably appoint the Company to be your attorney in your name and on your behalf to execute documents, use your name and do all things which are necessary or desirable for the Company to obtain for itself or its nominee the full benefit of this clause.

This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

Executed as a deed by SatixFy UK LIMITED acting by a director in the presence of:	) ) )	/s/ Menachem Burko Menachem Burko Director

Witness signature Name Address Occupation:	/s/ Vasu Narayanachar Vasu Narayanachar ____________________________________________ HR Manager

SIGNED as a DEED by Nir Barkan in the presence of:	) ) )	/s/ Nir Barkan Nir Barkan

Witness signature Name Address Occupation:	/s/ Itzik Ben Bassat Itzik Ben Bassat ____________________________________________ COO, SatixFy

Schedule 2

Post Termination Restrictions

1.
You and the Company agree and acknowledge that it is reasonable and necessary for the protection of the goodwill and trade connections, trade secret or confidential information or other legitimate proprietary interest of the Company that you should be restrained in the terms of the restrictions set out below.

2.	In relation to the restrictions set out in this clause:

"Capacity" means as agent, consultant, director, employee, owner, partner or shareholder holding an investment by way of shares, or other securities, of more than 5% of the total issued share capital of any company (whether or not it is listed or dealt in on a recognised stock exchange).

“Directly or Indirectly” means acting either alone or jointly whether on behalf of any person, firm or company, where as principal, partner, manager, employee, contractor, director, consultant or otherwise.

“Garden Leave” means any period during your employment which you are serving out any period of notice and where the Company shall have suspended you from the performance of your normal duties or required you not to attend work in accordance with your contract of employment.

“Relevant Business” means the design, testing, integration, supply, production and sale of: -

(i)	application specific integrated circuits or chips; or

(ii)	radio frequency integrated circuits or chips;

for use in electronically steered antenna array or in respect of any other area of business undertaken by the Company as at the Termination Date with which you were involved to a material degree in the Relevant Period.

“Relevant Customer” means any person, company or other organisation who or which at any time in the period of 12 months immediately preceding the Termination Date, was a customer of or in the habit of dealing with the Company and with which you were materially involved in the Relevant Period.

“Relevant Employee” means any person employed in a management, development, sales-related, technical or consultant capacity at the Termination Date, and who, at that date was employed by the Company in any capacity who could cause material loss or damage to the Company if he was to be employed in any business competing or seeking to compete with any Relevant Business and with whom you had material dealings in the Relevant Period.

“Relevant Period” means the period of twelve months preceding the Termination Date.

“Relevant Prospective Customer” means any person, company or other organisation: -

(i)
who or which at any time in the Relevant Period, was a prospective customer of the Company, to whom or which the Company made a proposal to provide services or products directly to the prospective customer in the Relevant Period; and

(ii)
for the purpose of a Relevant Business, provided that this definition shall apply only to persons, companies or other organisations, with whom you have or had dealings in preparing or submitting the proposal to provide services or products at any time in the Relevant Period, or about to whom or which you obtained confidential information as a result of your employment.

“Relevant Supplier” means any person, company or other organisation who or which at any time in the Relevant Period, was a supplier of or in the habit of dealing with the Company and with which you were materially involved in the Relevant Period.

“Restriction Period” means the period of six months from the Termination Date where no garden leave is served during the notice period, or a period from the Termination Date calculated as the difference between six months and the period of the Garden Leave.

“Termination Date” means the date of termination of your employment.

3.
You will not Directly or Indirectly for the Restriction Period be involved or engaged in in any Capacity in any Relevant Business so as to compete or intend to compete with the Company or any Associated Company.

4.
You will not Directly or Indirectly for the Restriction Period, solicit or seek to entice away from the Company or any Associated Company the business or trade of a Relevant Customer or Relevant Prospective Customer with the intention of supplying or providing services or products to that Relevant Customer or Relevant Prospective Customer so as to compete or seek to compete with any Relevant Business.

5.
You will not Directly or Indirectly, for the Restriction Period, in competition with any Relevant Business deal with or supply or provide services or products or accept business from any Relevant Customer or Relevant Prospective Customer.

6.
You will not Directly or Indirectly, for the Restriction Period, for your benefit or on behalf of any business which is in competition with any Relevant Business, offer employment or engagement to a Relevant Employee of the Company or any Associated Company, whether or not this would be a breach of contract on the part of that Relevant Employee.

7.
You will not Directly or Indirectly, for the Restriction Period, for your benefit or on behalf of any business which is in competition with any Relevant Business, persuade or encourage or attempt to persuade or encourage a Relevant Employee to leave the employment of the Company or any Associated Company, whether or not this would be a breach of contract on the part of that Relevant Employee.

8.	You will not Directly or Indirectly, for the Restriction Period, accept employment or work with or for any Relevant Customer or Relevant Prospective Customer in competition with any Relevant Business.

9.
You will not Directly or Indirectly, for the Restriction Period, interfere with, undermine, attempt to affect or damage any supply agreement or other arrangement between the Company or any Associated Company and any Relevant Supplier so as to seek to compete with any Relevant Business.

10.
Following termination of your employment, you shall not in any way hold yourself out or permit yourself to be held out as continuing to be connected with the business of the Company or any Associated Company.

11.
You acknowledge and agree that each of the restrictions contained in the above sub clauses are intended to be separate and severable.  If any of the restrictions are held to be void, this will not affect the enforceability of the remaining restrictions, and if any restriction is held to be void but would be valid if part of the wording in the restriction was deleted such restriction will apply with such deletion as may be necessary to make it valid and effective.

12.	None of the restrictions in this Schedule 2 shall prevent you from:

a.	holding an investment by way of shares, or other securities, of less than 5% of the total issued share capital of any company (whether or not it is listed or dealt in on a recognised stock exchange);

b.
being engaged or concerned in any business concern insofar as your duties or work shall relate solely to geographical areas where the business concern is not in competition with any Relevant Business; or

c.
being engaged or concerned in any business concern, provided that your duties or work shall relate solely to services or activities of a kind with which you were not concerned to a material extent in the Relevant Period.

13.
If your employment is transferred to any firm, company, person, entity or another Group Company (the "New Employer") pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006, you will, if required, enter into an agreement with the New Employer containing post-termination restrictions corresponding to those restrictions in this Schedule 2, protecting the confidential information, trade secrets and business connections of the New Employer.

14.
You will, at the Company’s request and expense, enter into a separate agreement with any Group Company in which he agrees to be bound by restrictions corresponding to those restrictions in this Schedule 2 (or such of those restrictions as may be appropriate) in relation to that Group Company.